UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)
Arch Coal, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
5% Perpetual Cumulative Convertible Preferred Stock
(Liquidation Preference $50.00 Per Share)
(Title of Class of Securities)
039380 20 9
(CUSIP Number of Class of Securities)
Robert G. Jones
Vice President — Law, General Counsel and Secretary
Arch Coal, Inc.
One CityPlace Drive, Suite 300
St. Louis, Missouri 61341
(314) 994-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
with a copy to:
Ronald D. West
Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, Pennsylvania 15222-2312
(412) 355-6500
CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee
$9,456,930	$1,011.89
(1) Estimated solely for the purpose of calculating the registration fee based on the product of (i) $79.07, which is the average of high and low prices per share of Arch Coal, Inc.’s Common Stock, $.01 par value, as reported on the New York Stock Exchange on December 29, 2005, and (ii) 119,602 shares of Arch Coal, Inc.’s Common Stock, which represents the maximum number of shares of Arch Coal, Inc.’s Common Stock that will be issued as the premium pursuant to the conversion offer upon the conversion of 2,724,418 shares of Arch Coal’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) validly tendered and accepted for conversion in the conversion offer.
     ☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,076.66
Form or Registration No.:	Schedule TO
Filing Party:	Arch Coal, Inc.
Date Filed:	December 1, 2005
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate box(es) below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1.
     ☒ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 4. Terms of the Transaction.
Item 11. Additional Information
Item 12. Exhibits.
SIGNATURES

     This Amendment No. 5 (this “Amendment No. 5”) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2005 (the “Schedule TO), as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on December 5, 2005, Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on December 13, 2005, Amendment No. 3 to the Schedule TO (“Amendment No. 3”) filed with the SEC on December 16, 2005, and Amendment No. 4 to the Schedule TO (“Amendment No. 4”) filed with the SEC on December 29, 2005, relates to an offer by Arch Coal, Inc., a Delaware corporation (the “Company”), to deliver a premium, payable in shares of the Company’s Common Stock, $.01 par value (“Common Stock”), for each share of the Company’s 5% Perpetual Cumulative Convertible Preferred Stock (Liquidation Preference $50.00 Per Share) (“Preferred Stock”) validly tendered and accepted for conversion (the “Conversion Offer”) pursuant to the terms and subject to the conditions described in the conversion offer prospectus, dated November 30, 2005 (the “Offering Circular”), the Offering Circular Supplement, dated December 5, 2005 (the “First Offering Circular Supplement), the Second Offering Circular Supplement, dated December 13, 2005 (the “Second Offering Circular Supplement”), the Third Offering Circular Supplement, dated December 16, 2005 (the “Third Offering Circular Supplement”), and the accompanying letter of transmittal. The Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal are exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, hereto.
     The information set forth in the Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal is hereby expressly incorporated herein by reference in response to all items required by Schedule TO. This Amendment No. 5 amends Items 4, 7, 11 and 12 of the Schedule TO. In addition, to the extent that this Amendment No. 5 contains information not contained in the Offering Circular, the information herein amends the Offering Circular.
     This Amendment No. 5 is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rules 13e-4(c)(4) and 14d-3(b)(2).
Item 4. Terms of the Transaction.
     (a) The information set forth under the captions “Summary — The Conversion Offer,” “Questions and Answers about the Conversion Offer,” “The Conversion Offer,” “Comparison of Rights of Holders of Our Preferred Stock and Holders of Our Common Stock,” “Description of Capital Stock” and “Material United States Federal Income Tax Consequences” in the Offering Circular, as well as the information set forth in the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the related letter of transmittal is incorporated herein by reference.
     On December 29, 2005, the Company announced that each share of Preferred Stock validly tendered and accepted for conversion in the Conversion Offer will be converted into an aggregate of 2.4424 shares of Common Stock, which includes a conversion premium of .0439 shares. The conversion premium represents the amount of shares of Common Stock determined by dividing (i) $3.50 by (ii) $79.65, the volume-weighted average of the reported sales prices on the New York Stock Exchange of the Common Stock during the ten trading days from Wednesday, December 14, 2005 through Wednesday, December 28, 2005. The information contained in Exhibit (a)(5)(C) is incorporated herein by reference.
     The Conversion Offer expired at midnight, New York City time, on Friday, December 30, 2005 (the “Expiration Date”). On December 31, 2005, the Company accepted for conversion all shares of Preferred Stock that were validly tendered and not withdrawn as of the expiration of the Conversion Offer. Based on a final count by American Stock Transfer & Trust Company, the conversion agent for the Conversion Offer (the “Conversion Agent”), 2,724,418 shares of Preferred Stock, representing approximately 95% of the issued and outstanding Preferred Stock, were tendered for conversion, resulting in the issuance of an aggregate of 6,534,517 shares of Common Stock pursuant to the conversion terms of the Preferred Stock and an aggregate premium of 119,602 shares of Common Stock. Delivery of the shares of common stock in exchange for accepted shares of Preferred Stock is being made by the Conversion Agent. Upon expiration of the Conversion Offer, 150,508 shares of Preferred Stock remained outstanding. The information contained in Exhibit (a)(5)(D) is incorporated herein by reference.
     The Company recorded a one-time dividend charge of approximately $9.5 million, payable in shares of Common Stock, in the fourth quarter of 2005 as a result of the Conversion Offer. Accounting principles require the disclosure and presentation on the income statement of the fair market value of the additional shares exchanged above the original conversion ratio of 2.3985 shares of Common Stock for each share of Preferred Stock.
     (b) No shares of Preferred Stock are owned by any officer, director or affiliate of the Company. No such persons participated in the Conversion Offer.
Item 11. Additional Information
     (a) To the Company’s knowledge, there are no governmental or federal or state regulatory approvals required for the consummation of the Conversion Offer, other than with applicable securities laws.
     (b) The information set forth in the Offering Circular, the First Offering Circular Supplement, the Second Offering Circular Supplement, the Third Offering Circular Supplement and the accompanying letter of transmittal is incorporated herein by reference. In addition, the full text of the Company’s press release, dated December 29, 2005, which is filed as Exhibit (a)(5)(C) hereto, and the Company’s press release, dated January 5, 2006, which is filed as Exhibit (a)(5)(D) hereto, is hereby incorporated by reference into this Item 11(b).

Item 12. Exhibits.
     The following are attached as exhibits to this Schedule TO:

(a)(1)(A)	Offering Circular, dated November 30, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Offering Circular Supplement, dated December 5, 2005 (incorporated herein by reference to Exhibit (a)(1)(B) to Amendment No. 1 to the Schedule TO).
(a)(1)(C)	Second Offering Circular Supplement, dated December 13, 2005 (incorporated by reference to Exhibit (a)(1)(C) to Amendment No. 2 to the Schedule TO).
(a)(1)(D)	Third Offering Circular Supplement, dated December 16, 2005 (incorporated by reference to Exhibit (a)(1)(D) to Amendment No. 3 to the Schedule TO).
(a)(1)(E)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(F)	Form of Letter to DTC Participants (incorporated herein by reference to Exhibit (a)(1)(F) to Amendment No. 3 to the Schedule TO).
(a)(1)(G)	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated herein by reference to Exhibit (a)(1)(G) to Amendment No. 3 to the Schedule TO).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release, dated December 1, 2005 (incorporated herein by reference to Exhibit (a)(5) to the Schedule TO).
(a)(5)(B)	Press Release, dated December 16, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 16, 2005).
(a)(5)(C)	Press Release, dated December 29, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 29, 2005).
(a)(5)(D)	Press Release, dated January 5, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on January 5, 2006).
(b)	Not applicable.
(d)	Form of Rights Agreement, dated March 3, 2000 (incorporated herein by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A filed on March 9, 2000).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Arch Coal, Inc.
By:	/s/ Robert J. Messey
	Name:	Robert J. Messey
	Title:	Senior Vice President and Chief Financial Officer

Dated: January 5, 2006

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